Apextalk Holdings, Inc.
637 Howard St
San Francisco, CA 94105

January 20, 2009

Via EDGAR and FedEx
Mr. Larry Spirgel
Mail Stop 3561
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:          Apextalk Holdings, Inc.
Amendment No. 2 to Form S-1
Filed December 2, 2008
File No. 333-153838

Dear Mr. Spirgel:

We are in receipt of your comment letter dated January 5, 2009 regarding the above referenced filings. As requested in your letter, we provide responses to the questions raised by staff.  For convenience, the matters are listed below, followed by the Company’s responses:

General

1.
We note your response to comment one from our letter dated December 12, 2008. In your response letter, please explain your reference to adding back the number of shares being registered by affiliates to determine the number of shares being registered as a percentage of currently outstanding shares held by non-affiliates. Tell us which selling shareholders you are treating as affiliates and the total number of currently outstanding shares held by affiliates. Please also tell us the aggregate number of shares being sold by affiliated shareholders and the aggregate number of shares being sold by non-affiliated shareholders.

Answer:
Please note that the S-1 has been revised to disclose that the 1,460,000 shares of our common stock being registered represent approximately 17% of our shares currently outstanding.  Of the 1,460,000 shares being registered, 240,000 shares are being registered on behalf of affiliates of the Company.  The remaining 1,220,000 shares being registered for non-affiliates represent approximately 50% of our currently outstanding shares held by non-affiliates.  We are treating the following shareholders as affiliates:

K&K Machinery, Inc.
Fontaine & Truman Corporation
Global Talker, Inc.
Apex Telecom, Inc.
George Ma
Cheuk Hong Wong
TMLS International
Spencer Luo

Description of Business

General

2.
We note your additional disclosure on page 13. Please explain in more detail why you believe that you will be able to capture "a sizable market share of the value-added telecom market" in the United States and People's Republic of China.

Answer:	Please note that the S-1 has been revised to delete the above referenced statement.

3.	Please revise the disclosure about your contract and other business dealings with Apex Telecom on pages 14 and 16 to reflect the feet that Apex Telecom is a significant shareholder of your company.

Answer:	Please be advised that the S-1 has been revised to reflect that Apex Telecom is a significant shareholder of the Company.

Products and Services, page 14

4.
We note your response to comment eight from our letter dated December 12,  2008.  Please revise your disclosure to clarify how international call termination services relate to your overall business plan for the future. In addition, please clarify whether you have entered into any negotiations or agreements with Chunghwa Telecom or other providers for the provision of international call termination services.

Answer:
Please note that the S-1 has been revised to disclose that international call termination is important to our business because it has a higher profit margin than that of domestic call termination. We believe that our users will find our system easier to use to make international calls than other systems since their most frequent call numbers are stored in our system for speed dialing.  Other international long distance calling requires users to key in many digits in order to make low cost international calls. Providing convenience to make international calls is the key element of our business plan, including our Promotional Call Minute program. Therefore, international call termination services are important for our future business development.

We have further disclosed that on December 9, 2008, we entered into a one year agreement with Chunghwa Telecom for wholesale international communication services.  The agreement allows for automatic renewal of the contract on a rolling 30 day basis.  We provided Chunghwa Telecom with a $1,000 security deposit as security against any unpaid outstanding usage.  We have included such agreement as an exhibit to the S-1.

Regulation, page 15

5.
We note your response to comment seven from our letter dated December 12,  2008 and your revised disclosure on page 15. Please revise your disclosure in this section to clarify that the statement regarding the government's reduction of control on the market is based on your belief.

Answer:	Please note that we have revised the disclosure accordingly.

Technology, page 16

6.	We note your response to comment nine from our letter dated December 12, 2008 and your additional disclosure on pages 16 and 17.

•	Please revise your disclosure to explain the term "virtual telephone numbers."

Answer:
Please note that the following disclosure has been added to the S-1:

In traditional telephone services, a telephone number is always tied to an end device. For example, a telephone number always ties to a telephone or cellular phone or a customer’s premise equipment. In addition, a telephone numbers always ties to the end device within certain geographical area with area code and country code. With the latest technology, we are able to provide Virtual Telephone Numbers to overcome the above limitation. For example, a New York company can order a San Francisco telephone number while they do not have a physical presence in San Francisco. Anyone can call this San Francisco number to reach the New York company without paying long distance services. In additional, the customer can forward the virtual phone number to different end devices at any time. This will benefit the international traveler by saving extensive roaming charge.

•	Please clarify, if true, that the DID number cost is $0.50 for each DID number.

Answer:	Please note that the disclosure has been revised to clarify that each DID number now costs $0.60 and is negotiable with carriers who provide DID numbers.

•	Please clarify whether you order DID numbers directly from both Apex Telecom and Level 3 or whether Apex Telecom serves as your supplier of DID numbers it obtains from Level 3.

Answer:
Please note that S-1 has been revised to disclose that only Apex Telecom serves as a supplier of DID numbers for us.  We will increase the network connectivity with other carriers when our customer base increases.  We may in the future order DID numbers through Chunghwa Telecom.

•	Please disclose whether the company is currently paying the fees discussed in this section and include management's assessment as to whether the fees are likely to increase in the next 12 months.

Answer:	Please note that the S-1 has been revised to disclose that we are currently paying fees of $0.60 per DID number. We do not anticipate an increase in the fee over the next 12 months.

•	Disclose whether you have a contract with Level 3 and whether or not you consider yourself to be dependent upon your contract(s) with Apex Telecom and Level 3, if applicable.

Answer:
Please note that the S-1 has been revised to disclose that we do not currently have a contract with Level 3.  We do not consider ourselves to be dependent upon our contract with Apex Telecom because other services providers are readily available.

•	In your response letter, please confirm, if true, that the phone services provided by Apex Telecom are provided through the contract included as Exhibit 10.5 to your registration statement.

Answer:	Please be advised that the phone services provided by Apex Telecom are provided through the contract included as Exhibit 10.5.

•	Please revise your disclosure on page 16 to state, if true, that the existing price for each PRI is $350 "per month."

Answer:	Please note that the S-1 has been revised accordingly.

Management’s Discussion and Analysis, page 16

7.
We note your response to comment 13 from our letter dated December 12, 2008. Please expand your management's discussion and analysis, including your results of operations, to discuss in more detail how you generate revenues, the sources of your revenues, the components of your expenses, the reasons for material changes in your results, and any trends and uncertainties. For example, disclose the amount of revenues generated from the three types of services you identify on page 17. Disclose the amount of revenues generated from material customers. Discuss the components of your expenses, including costs of services. Discuss whether your results evidence any trends and whether you expect the trends to continue in the future.

Answer:	Please note that the Management Discussion and Analysis has been revised accordingly.

Executive Compensation, page 19

8.	In the next amendment to your registration statement, please update your executive compensation disclosure to reflect information as of December 31, 2008. Please see Item 402 of Regulation S-K.

Answer:	Please note that the executive compensation disclosure has been updated accordingly.

Very truly yours,

Apextalk Holdings, Inc.

By:	/s/Tony Lee
Tony Lee
Chief Executive Officer